CENTRE FUNDS

48 Wall Street, Suite 1100

New York, NY  10005

July 2, 2014

Via EDGAR

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Centre Funds (f/k/a Drexel Hamilton Mutual Funds) (the “Trust”)

File Nos.  333-173306 and 811-22545

Dear Mr. Eskildsen:

On behalf of the Trust, I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on June 24, 2014 regarding its review of the Trust’s Form N-CSR, filed with the SEC via EDGAR on December 6, 2013 (the “Annual Report”).

Set forth in the numbered paragraph below is a summary of the Staff’s oral comments provided on June 24, 2014 accompanied by the Trust’s responses.

1.

Staff Comment:  Referring to the section titled “Sector Weightings” on page 5 of the Annual Report, the Staff noted that “Information Technology” was disclosed as comprising 27.27% of the net assets of the Drexel Hamilton Centre American Equity Fund as of September 30, 2013, and the Staff requested that the Trust supplementally explain why investment in the “Information Technology” sector was not disclosed as a principal investment risk of the Fund.

Registrant’s Response:  Because the Funds’ principal investment strategies are driven by a “bottoms up” stock selection approach, individual sectors, including “Information Technology,” are not given primary consideration by the Funds’ investment adviser in pursuing the Funds’ principal investment strategies.  Therefore, the Adviser does not consider investment in individual sectors, including “Information Technology,” as a principal investment risk of either Fund.

2.

Staff Comment:  Referring to the line item titled “Receivable due from investment adviser” under “Assets” of the Trust’s Statements of Assets and Liabilities on page 20 of the Annual Report, the Staff requested that the Trust supplementally explain these receivable amounts.

Registrant’s Response:  These receivable amounts related to amounts owed to the Funds by the Funds’ former investment adviser, Drexel Hamilton Investment Partners, LLC, which Centre Asset Management, LLC, the Funds’ current investment adviser, paid during the first quarter of 2014.

3.

Staff Comment:  The Staff noted that Item 2(f)(1) of Form N-CSR requires that the Trust file a copy of its code of ethics that applies to the Trust’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, as an exhibit to its annual report on Form N-CSR.  The Staff requested that the Trust file this code of ethics as an exhibit to the Trust’s annual reports on Form N-CSR.

Registrant’s Response:  The Trust will file its code of ethics required by Item 2(f)(1) of Form N-CSR in the Trust’s annual reports on Form N-CSR going forward.

4.

Staff Comment:  The Staff noted that neither of series titled “Drexel Hamilton 8IP Asia Pacific Equity Fund” and “Drexel Hamilton FOUR European Equity Fund” is identified as “inactive” on the Trust’s EDGAR page on www.sec.gov and requested that these series be identified as “inactive” on such page.

Registrant’s Response:  The Trust has identified the series titled “Drexel Hamilton 8IP Asia Pacific Equity Fund” and “Drexel Hamilton FOUR European Equity Fund” as “inactive” on the Trust’s EDGAR page on www.sec.gov.

* * * * *

If you have any questions or need further clarification, please contact me at (212) 918-4707.  Thank you.

Sincerely,

/s/ James A. Abate

James A. Abate

President

cc:

Keri Riemer, Seward & Kissell LLP

Ted Uhl, ALPS Distributors, Inc.